For additional information, please contact your Financial Advisor

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - December 2011

● ●	Summit to save Euro fails to match hype All currencies except JPY fell against the dollar	AUD (-0.7%)
The AUD fared relatively well in December compared to other G10 Currencies despite the large swings in risk appetite witnessed. This came despite the RBA cutting its cash rate and the Eurozone debt crisis escalating further

●	The Index remained in long carry position throughout December and, when combined with the performance of the currencies, resulted in a loss of 0.03%	NZD (-0.4%)	NZD largely tracked the risk swings and had a volatile month. At the monthly meeting, the RBNZ left the headline rate on hold but lowered forecast for 90-day bank bill yields
Index Description		SEK (-1.8%)
December was a tough month for the SEK. The Riksbank cut rates by 25bp, given the significant deterioration in the Eurozone. The policy statement was perhaps not as dovish as some had expected however, and the krona proved to be fairly resilient despite the uncertain risk environment

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

CHF (-2.7%)
The SNB kept its foreign exchange target for EURCHF at 1.20 during their December policy decision. Prior price prints had suggested scope for an upside move – CPI was weaker than expected at -0.2% and PPI also declined sharply to -0.8%

JPY (0.9%)	With the exception of a late surge during the last trading day of the year amid limited liquidity and news-flow, USDJPY was uninspiring, broadly staying in a very tight range between 77.50 and 78.50
USD
The US was an oasis of calm compared to the Eurozone throughout December, and surprisingly the US economy was also one of the bright spots globally. Although risk aversion led to broad declines in currencies against the dollar, there are fresh signs that foreign investors are now looking at the US from a growth perspective

* All performance against USD

Currency	Spot1	Contr2	Currency	Spot1	Contr2
NZD	-0.4%	-0.2%	CHF	-2.7%	1.0%
AUD	-0.7%	-0.2%	JPY	0.9%	-0.1%
SEK	-1.8%	-0.6%	USD
Performance Influencing Factors

December was all about the Eurozone. Facing escalating pressures on bond markets and funding after a totally chaotic November, the currency union described the December 9th summit as ‘make-or-break’ for the currency union (probably not for the first time). The resulting ‘fiscal compact’ and European Stability Mechanism activation decisions were hardly the Eurozone-saving measures investors were looking for. In addition, the ECB also failed to commit to act as a lender of last resort. However, several key decisions were made to help the banking system, which may have bought the patience of market participants and much-needed time for the governments. The cost to all of this was further austerity, weaker growth and a dovish ECB leading to a weaker euro across the board. Globally, activity gradually wound down but flow was decisively against risk. These events contributed negatively to all the G10 currencies except JPY against the dollar as global macro data plummeted. The V10 strategy remained in a long carry position througout this month. As a result, the performance of the currencies contributing to the Strategy led to a monthly loss on the Index of 0.03%.

Source: UBS. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.
1) Spot performance of currency from 30 Nov 2011 to 30 Dec 2011 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.
2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

Graph 1: V10 and S&P 500 performance in December 2011

Date	Signal	High Yielding	Low Yielding
30-Nov-11	Long	AUD, SEK, NZD	CHF, JPY, USD
30-Dec-11	Long	AUD, SEK, NZD	CHF, JPY, USD
* There were no signal changes during the month

For additional information, please contact your Financial Advisor

Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 December 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	-0.0%	-21.9%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

For additional information, please contact your Financial Advisor

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in December 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Oct-11	Nov-11	Dec-11	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.32	7.17	7.17	-28.3%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.17	7.02	7.02	-29.8%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.28	7.12	7.13	-28.7%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.19	7.04	7.05	-29.5%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.15	6.99	7.00	-30.0%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	6.92	6.76	6.78	-32.2%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	7.03	6.87	6.88	-31.2%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.71	7.53	7.54	-24.6%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.60	7.41	7.41	-27.7%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.59	7.41	7.41	-27.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.38	7.19	7.19	-30.0%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.